SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

MOUNTAIN & CO. I ACQUISITION CORP.

 (Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G6301J104

 (CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6301J104	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS W. R. Berkley Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,043,421
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,043,421
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,043,421
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G6301J104	SCHEDULE 13G	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS Berkley Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,043,421
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,043,421
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,043,421
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.6%
12	TYPE OF REPORTING PERSON IC, CO

Item 1(a)	Name of Issuer:

MOUNTAIN & CO. I ACQUISITION CORP.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4001 Kennett Pike, Suite 302 Wilmington, Delaware 19807

Items 2(a)	Name of Person Filing:

The information required by Item 2(a) is set forth in Row 1 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 2(b)	Address of Principal Business Office:

The address of each Reporting Person is:
475 Steamboat Road
Greenwich, CT 06830

Item 2(c)	Citizenship:

The information required by Item 2(c) is set forth in Row 4 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 2(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share

Item 2(e)	CUSIP Number:

G6301J104

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

	(a) [ ]	Broker or dealer registered under Section 15 of the Act;
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act;
	(c) [X]	Insurance company as defined in Section 3(a)(19) of the Act;
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e) [ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j) [ ]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Calculation of the ownership percentage set forth in Row 11 is based on Issuer’s publicly available Form 10-Q filed September 27, 2024, which states that Issuer had outstanding 13,854,772 Class A ordinary shares as of September 25, 2024.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Select Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

See Exhibit 99.1.

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 6, 2024
W. R. BERKLEY CORPORATION

By:	/s/ Richard M. Baio
Name: Richard M. Baio
Title: Executive Vice President and Chief Financial Officer

BERKLEY INSURANCE COMPANY

By:	/s/ Richard M. Baio
Name: Richard M. Baio
Title: Executive Vice President and Treasurer